UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VS MEDIA HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares

Class B Ordinary Shares

(Title of Class of Securities)

Class A Ordinary Shares: G9517U202

(CUSIP Number)

6/F, KOHO,

75 Hung To Road,

Kwun Tong,

Hong Kong

+852 2865 9992

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9517U202

1.	Names of Reporting Persons. Amazing Grace Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 966,370 (1)
	8.	Shared Voting Power -
	9.	Sole Dispositive Power 966,370 (1)
	10.	Shared Dispositive Power -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,370 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.63%(2) (assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents (i) 680,655 Class A Ordinary Shares held by Amazing Grace Limited and (ii) 285,715 Class B Ordinary Shares held by Amazing Grace Limited. Amazing Grace Limited, a British Virgin Islands business company wholly owned by Ms. Nga Fan WONG, our CEO and Chairlady of the Board of Directors of the Company. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to eighteen votes per share on all matters submitted to them for vote.

(2)	Calculated based on 3,627,978 ordinary shares issued and outstanding as of as of September 23, 2024, being the sum of (i) 3,342,263 Class A Ordinary Shares and (ii) 285,715 Class B Ordinary Shares, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares on a one-for-one basis.

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CUSIP No. G9517U202

1.	Names of Reporting Persons. Nga Fan WONG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 966,370 (1)
	8.	Shared Voting Power -
	9.	Sole Dispositive Power 966,370 (1)
	10.	Shared Dispositive Power -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,370 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.63%(2) (assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)
14.	Type of Reporting Person (See Instructions) IN CO

(1)	Represents (i) 680,655 Class A Ordinary Shares held by Amazing Grace Limited and (ii) 285,715 Class B Ordinary Shares indirectly held by Nga Fan WONG through Amazing Grace Limited, as of the date hereof. Amazing Grace Limited, a British Virgin Islands business company wholly owned by Ms. Nga Fan WONG, our CEO and Chairlady of the Board of Directors of the Company. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to eighteen votes per share on all matters submitted to them for vote.

(2)	Calculated based on 3,627,978 ordinary shares issued and outstanding as of as of September 23, 2024, being the sum of (i) 3,342,263 Class A Ordinary Shares and (ii) 285,715 Class B Ordinary.

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Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the class A ordinary shares (the “Class A Ordinary Shares”) of VS MEDIA Holdings Limited (the “Issuer”). The principal executive offices of the Issuer are located at 6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong. The Class A Ordinary Shares are listed on the Nasdaq Global Market under the symbol “VSME.”

Item 2. Identity and Background.

(a)	This Statement is being jointly filed by Amazing Grace Limited, a British Virgin Islands business company, and Nga Fan WONG, an individual (together, the “Reporting Person”), pursuant to a joint filing agreement, dated October 3, 2024 (the “Joint Filing Agreement”), which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.

(b)	The business address of the Reporting Person is 6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong. The principal address of Nga Fan WONG is 6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong.

(c)

The principal business of Amazing Grace Limited is a holding company of its passive investment.

Nga Fan WONG’s principal occupation or employment is director at Amazing Grace Limited, which is principally engaged in the share investment business and is located at 6/F, KOHO, 75 Hung To Road, Kwun Tong, Hong Kong.

(d)–(e)	During the last five years, none of the Reporting Persons has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Amazing Grace Limited is a British Virgin Islands company. Nga Fan WONG is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person became the beneficial owner of 7,540 ordinary shares of no par value of the Issuer on September 28, 2022. On October 25, 2022, pursuant to a share swap agreement, the Issuer allotted and issued 9,889,423 ordinary shares of no par value to the Reporting Person. On the same day, 2,000,000 ordinary shares of no par value held by Amazing Grace Limited were re-designated and reclassified into 2,000,000 Class B Ordinary Shares, 7,896,963 ordinary shares of no par value held by Amazing Grace Limited were re-designated and reclassified into, 7,896,963 Class A Ordinary Shares. On March 2, 2023, April 24, 2023 and August 7, 2023, the Reporting Person transferred 75,000, 57,381, and 3,000,000, respectively, Class A Ordinary Shares to certain transferees, resulting in its holding of 4,764,582 Class A Ordinary Shares. On June 18, 2024, VS Media Holdings Limited effected a one-for-seven (1-7) reverse split of its Ordinary Shares, resulting in its holding of 680,655 Class A Ordinary Shares and 285,715 Class B Ordinary Shares. The source of funding for the purchase of the Shares is the personal funds of Nga Fan WONG.

Item 4. Purpose of Transaction.

Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

The Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans, or proposals regarding the Issuer or the ordinary shares that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.

(a) - (b)	the information contained in rows 7, 8, 9, 10, 11, and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

(c)	To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the ordinary shares of the Issuer during the past 60 days.

(d)	To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the ordinary shares held by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Person or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated October 3, 2024

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2024

Amazing Grace Limited,

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Director

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